Item 77C: Submission of matters to a vote of security holders

	On April 30, 2008, the sole shareholder of the Driehaus Global Growth Fund of Driehaus Mutual Funds
(the "Trust") adopted, in lieu of a meeting of shareholders, the following resolution:

	RESOLVED, that the Investment Advisory
Agreement between the Trust and Driehaus
Capital Management LLC, as amended by the Letter Agreement dated April 30, 2008 with respect to the Fund, in the form attached hereto, is hereby approved.